CLIFTON STAR RESOURCES INC.
INFORMATION CIRCULAR

ISSUED IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR AN EXTRAORDINARY GENERAL MEETING TO BE HELD ON THE 4TH DAY OF JUNE, 2008.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of Clifton Star Resources Inc. (hereinafter called the Company) of proxies to be used at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that this solicitation will be primarily by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The cost of solicitation by management will be borne by the Company.

REVOCABILITY OF PROXY

A person giving a proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholders or by his attorney authorized in writing or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereat duly authorized, deposited at the registered office of the Company at 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof and upon either of such deposits the proxy is revoked.

VOTING SHARES REPRESENTED BY THE PROXY

If the instructions of the shareholders given in the accompanying form of proxy are certain and the proxy is duly completed and delivered and has not been revoked the shares represented thereby will be voted on any poll except where the instruction of the shareholder is to withhold the vote. Where the shareholder has specified in the proxy a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specifications so made. WHENEVER A SHAREHOLDER HAS NOT SPECIFIED IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY A CHOICE AS TO HOW THE SHARES REPRESENTED BY HIS PROXY ARE TO BE VOTED, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ANY SUCH MATTER, OR FOR THE ELECTION OF THE DIRECTORS OR THE APPOINTMENT OF THE AUDITORS NOMINATED BY THE MANAGEMENT OF THE COMPANY, AS THE CASE MAY BE.

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The accompanying form of proxy when duly completed and delivered and not revoked confers authority upon the persons named as proxyholder therein to vote according to their discretion on any amendment or variations to any of the matters identified in the accompanying Notice of Meeting and to vote according to their discretion on any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company does not know of any amendments or variations to any of the matters identified in the accompanying Notice of Meeting or of any additional matters to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate of such persons or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, involved in the normal business of the Meeting, or the general affairs of the company, save and except the special resolutions in respect to stock options as described herein.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the company have had any material interest, direct or indirect in any material transaction of the Company since the commencement of the Companys last completed financial year or in any proposed transaction which in either such case, has materially affected or will materially affect control of the company or any of its subsidiaries, save and except certain stock options as described below.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 shares without par value of which 14,079,543 shares are issued and outstanding. There is one class of shares authorized only. Each share carries the right to one vote so that the aggregate number of votes attaching to all the outstanding shares is 14,079,543.

Shareholders registered prior to the close of business on May 9, 2008 (the record date) will be entitled to receive notice of the meeting and to attend and vote thereat. If a shareholder transfers common shares after said date or additional shares are issued, the person who acquires the common shares may vote these common shares at the meeting if, not later than May 15, 2008, that person requests the Company to add his or her name to the list of shareholders entitled to vote at the meeting and establishes that he or she owns the common shares. If a shareholder desires to be represented at

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the Meeting by Proxy, the Instrument of Proxy duly complete must be mailed or deposited at Computershare Investor Services Inc., 510 Burrard Street, Vancouver, B.C. V6C 3B9 and must be received at that office not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for the holding of the Meeting.

To the best of the knowledge of the directors and officers of the Company, as of the date of this Information Circular, there is no person or company who beneficially owns, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of the Company.

MATTERS TO BE ACTED UPON

A special resolution, that the Company approves a change of control of the Company to Joe Dwek and entities in which he has a controlling interest.

The rules and policies of the TSX Venture Exchange provide that before a person becomes a control person of a company whose securities are listed on the TSX Venture Exchange, the said Company must first obtain disinterested (as defined in the said rules and policies) shareholder approval. A control person is defined as the holder of or one of a combination of persons holding 20% or more of the outstanding voting shares of a particular listed company.

The common shares of Clifton Star Resources Inc. are listed on the TSX Venture Exchange.

Mr. Dwek is a principal shareholder of the following corporate entities who hold common shares of Clifton Star:

Limited Market Dealer; Mineralfields 2007-IV Super Flow Through LP; Mineralfields Quebec 2007 Super Flow Through LP; Mineralfields 2007 Super Flow Through LP; Mineralfields 2007-VII Special Flow Through LP; Mineral- fields 2007-III Super Flow Through LP; Mineralfields Alberta 2007 Super Flow Through LP; Mineralfields 2007-VI Super Flow Through LP; Pathway Mining 2007 Super Flow Through LP; Pathway Quebec Mining 2008 Super Flow Through LP; Mineralfields 2008-IV Super Flow Through LP; Mineralfields 2008-IIV Super Flow Through LP.

At the present time, Mr. Dwek and the associated companies cumulatively hold 2,771,968 shares of Clifton Star (19.68% of the voting shares). Mr. Dwek and associated companies hold warrant positions which may be exercised to acquire an additional 3,347,230 common shares of Clifton Star and in addition, a further 872,916 shares and 43 6,45 8 warrants may be issued in the event of shareholder approval of the creation of a control person.

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Therefore, before any of these additional voting shares may be issued, the Management of the Company must have the approval of its shareholders to the creation of Mr. Dwek and associated companies as a control person of Clifton Star as defined in the rules and policies of the TSX Venture Exchange.

The management proposes that a special resolution shall be passed as follows:

“RESOLVED, as a special resolution, that the Meeting approve that Joe Dwek and his associated companies shall be a control person of the Company.”

To pass the proposed special resolution, an affirmative vote of not less than sixty-six and two-thirds (66 2/3%) per cent of the votes cast by the shareholders of the Company present in person or by proxy at the Meeting is required.

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING,

THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED this 9th day of May, A.D. 2008.

BY ORDER OF THE BOARD OF DIRECTORS